

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 2, 2017

Robert G. Phillips
President, Chief Executive Officer
Crestwood Midstream Partners, LP
700 Louisiana, Suite 2550
Houston, Texas 77002

> **Re: Crestwood Midstream Partners, LP**
> **Registration Statement on Form S-4**
> **Filed May 12, 2017**
> **File No. 333-217960**

Dear Mr. Phillips:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Exchange Offer, page 16

1. Please revise your prospectus to include representations that you have not entered into any arrangement or understanding with any person who will receive Exchange Notes in the Exchange Offer to distribute those securities following completion of the Exchange Offer, and that you are not aware of any person that will participate in the Exchange Offer with a view to distribute the Exchange Notes.

Incorporation of Certain Documents by Reference, page 79

2. Please provide us with your legal analysis of why you believe you meet the requirements to incorporate by reference your periodic and current reports. We note that you do not

appear to meet the requirements of General Instruction 1.A.3 of Form S-3.  If you determine that you are not eligible to incorporate by reference, please revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg, Attorney, at (202) 551-3342 or Jacqueline Kaufman, Attorney, at (202) 551-3797, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products